Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

November 29, 2011

Registration Statement No. 333-173672

Supplementing the Prospectus Supplement and Prospectus,
each dated April 21, 2011

John Deere Capital Corporation

$500 million 2.000% Senior Notes Due January 13, 2017

Issuer:	John Deere Capital Corporation
Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
Note Type:	Medium-Term Notes, Series E
Issue Size:	$500 million
Trade Date:	November 29, 2011
Settlement Date (T+3):	December 2, 2011
Maturity Date:	January 13, 2017
Benchmark Treasury:	0.875% due 11/30/2016
Benchmark Treasury Yield and Price:	0.923%, 99-24+
Spread to Treasury:	110 basis points
Reoffer Yield:	2.023%
Coupon:	2.000%
Coupon Payment Dates:	Semi-annually on January 13 and July 13, commencing on July 13, 2012 and ending on the maturity date.
Day Count:	30 / 360
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Redemption Provision:	N/A
Price to Public:	99.887%
Gross Spread:	0.35%
Net Proceeds (%):	99.537%
Net Proceeds ($):	$497,685,000
CUSIP:	24422ERL5
Joint Bookrunners:	Barclays Capital Inc.
Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC
Co-Managers:	BNP Paribas Securities Corp.
Goldman, Sachs & Co.
Morgan Stanley & Co. LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-603-5847, Deutsche Bank Securities Inc. toll- free at 1-800-503-4611 or J.P. Morgan Securities LLC collect at 1-212-834-4533.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.